News Release

Alexco Amends Stock Option Plan for Annual General Meeting

December 12, 2011 - Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) today announces that it has amended its stock option plan, the approval of which is being sought at Alexco’s annual general meeting to be held at the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia at 1:30 p.m. Pacific time on Friday, December 16, 2011. In Alexco’s information circular dated November 9, 2011, shareholders have been asked to re-approve Alexco’s stock option plan. The subject resolution will now represent re-approval of the stock option plan, with the amendments described below included.

The stock option plan has been amended to: (i) change the plan from a rolling 10% stock option plan to a fixed plan pursuant to which the maximum number of common shares of Alexco which may be made subject to stock options shall not exceed 5,550,000 (which represents approximately 9.2% of Alexco’s currently issued and outstanding common shares); (ii) add an annual limit for grants to each non-employee director of Alexco of $100,000 in grant-date fair value (equal to the accounting fair value determined in respect of the option grantings for Alexco’s annual financial reporting purposes) of stock options, provided further that no stock options may be granted to non-employee directors of Alexco to the extent the stock option holdings of such directors, as a group, would be increased to represent more than 1% of the issued and outstanding common shares of Alexco at such time; and (iii) remove the ability of Alexco to re-price stock options held by non-insiders, change vesting and termination provisions of outstanding stock options and make certain amendments of a “housekeeping nature” to the plan or outstanding stock options.

These amendments are being made in response to requests received from certain institutional shareholders as well as Institutional Shareholder Services (ISS) Proxy Advisory Services Canada. These changes will not result in any substantive impact on Alexco’s normal practices in handling its stock option grantings, as those practices were already compliant with the spirit the amendments entail. Alexco is supporting the requested changes, however, in recognition that they bring the form of its stock option plan into closer alignment with the latest corporate governance best practices as appropriate for companies of the size and stage of development that Alexco has now achieved.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

Head Office	T.604 633 4888
Alexco Resource Corp.	F.604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

About Alexco

Alexco Resource Corp. owns and operates the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, is Canada’s only operating primary silver mine. Alexco's primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. The Company’s goal is to produce 7 million to 10 million ounces of silver annually within the next decade. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration and development activities; actual results of mining activities; actual results of consulting activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.